Exhibit 99.3

COMMONWEALTH + WINSTAR THE FUTURE OF HORSE RACING

Apr 21, 2021

Commonwealth began as a dream to experience the best of horse racing, not as a fan, but as an owner. For the last 18 months, our dedication to that dream has led us to today’s groundbreaking news.

We are beyond excited to announce a formal partnership with WinStar Farm, one of America’s most prominent breeding and racing farms, made famous for their 2018 Triple Crown Victory with Justify. Through this partnership, members of Commonwealth will have the ability to buy shares in horses owned, acquired and managed by WinStar Farm.

Check out the official release on Winstar’s website here.

Elliott Walden, President & CEO of WinStar said, “We have been talking to the Commonwealth team for over a year, and we are excited to enter into this partnership. We have seen the micro share space grow, and believe that offering the horses that WinStar Farm races to the public will bring excitement and energy to the sport. Who knows, you might be the owner of the next Justify or Life Is Good.”

Now let’s talk about the first offerings! You will want to make sure you are signed up and ready to invest as we release the first horses from this partnership.

Country Grammer

Already a Graded Stakes winner with earnings of $197,320 Country Grammer is poised for a big year. In last weekend’s G2 Californian, his first start with Bob Baffert, the colt led a field of 5 through the opening 3/4 of a mile and battled Royal Ship down the stretch losing by a neck. Despite a narrow loss he posted a massive 108 speed figure and left the third place horse 9 lengths behind. Commonwealth members will have a chance to join his journey for $50/share and zero ongoing expenses when his offering goes live in the coming weeks!

Exciting Group of Future Stars

Our team purchased 3 exciting colts from the Fasig Tipton Gulfstream Select sale held in Miami, Florida. We’re continuing to add to our already deep bench of talent at this week’s OBS 2-Year-Old Sale in Ocala, Florida. Over the next few weeks we’ll be introducing each of these talented youngsters and giving you a chance to get on the waitlist for their upcoming offerings.

“Together we are going to revolutionize the ownership experience and give the world access to horses that were once unavailable to the public,” Brian Doxtator, CEO of Commonwealth

With over 20 years of unparalleled success in racing and breeding, WinStar provides world-class talent selection and racing management, as well as access to the top horse trainers in the world. The gravity of this opportunity has our team more focused than ever to develop the most innovative ownership experience available. So many exciting announcements to come!

We are so thankful for the support and interest you have shown for Commonwealth already, and we are over the moon for the opportunities this will bring our members. To put your name on the waitlist for Country Grammer, make sure to check him out in our iOS App or on the web.

Let’s go!

Brian & Chase

About WinStar Farm

In 2018, WinStar made history when Justify became the 13th horse in history to win the Triple Crown. Over the last 20 years WinStar owned horses have earned more than $70M, winning races like the Kentucky Derby, Preakness, Belmont, Breeders’ Cup and many more. 2020 was no exception as the farm won its fourth award as North America’s Leading Breeder with earning of over $11M last year alone.